August 18, 2016

Re:	Madyson Equity Group, LP (the "Company")
Draft Offering Statement on Form 1-A Submitted April 22, 2016 CIK No. 0001672461

Dear Ms. McManus,

Please see the answer to your comments below.

General

1.	We note your disclosure on page 25 that there are currently no conflicts of interest between the Company, the General Partner, the General Partner's Principals, or affiliates. We also note from your prior performance disclosure that MCM appears to be a general partner or affiliate of the general partner in other investment entities engaged in making similar investments. Please tell us how you determined that there are currently no conflicts of interest. Refer to Section 5.A of Industry Guide 5.

We have added the following information:

The Manager is currently managing other investments outside of this offering. The Manager is currently in the process of winding down those other investment vehicles. It is the intention of the Manager to focus all of its investment efforts within the Offering contemplated herein upon qualification.

2.	Please revise your disclosure to include a prior performance narrative summary. Refer to Section 8.A of Industry Guide 5.

We have provided this information:

Majestic Drive was a property in Colorado Springs that was purchased for the purposes of rehab, rent, and hold. Because the Offering Sponsor received a higher than expected offer price, the property was sold one year and four months from purchase date. It was rented for $1,895 per month for the duration of the hold period.

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Alicia Point and Denton Grove in Colorado Springs were two condominium homes that were purchased for the purposes of rental income in October 2015. The Offering Sponsor still holds these properties and rents them for $895 and $1200 respectively.

Julynn Road in Colorado Springs was a two unit dwelling that the Offering Sponsor elected to rehab in to a single family unit in July 2015. The property currently rents for $2,500 per month.

Director, Executive Officers, Promoters and Control Persons, page 42

3.	Please revise to remove Mr. Brady from the table as it appears he no longer serves as CFO.

This has been removed.

Prior Performance Table, page 46

4.	Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

Joseph Ryan is the Madyson Holdings, Inc. Madyson Holdings, Inc. has been in operations since January, 2015. The table below summarizes the transactions in Madyson Holdings, Inc. This portfolio consisted of residential properties.

5.	We note your disclosure of real estate investments in REIT stock of unaffiliated programs by the General Partner. It is unclear if this table is intended to provide information regarding sales or disposals of property by programs with similar investment objectives within the most recent three years, as contemplated by Table V of Guide Table V, however, calls for disclosure of sales or disposals of property by the Sponsor's programs with similar investment objectives within the most recent three years. Please tell us how you determined it would be appropriate to include this disclosure given that MCM did not sponsor these programs.

Pursuant to this comment, we have removed reference to these investments.

Thank you.

Sincerely,

/j/

Jillian Sidoti

Securities Counsel for the Company

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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